

SEC FILE NUMBER
000-51134

CUSIP NUMBER
553101 106

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one): ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D
☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2008

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:____________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:____________________

PART I
REGISTRANT INFORMATION

MMR Information Systems, Inc.
Full Name of Registrant

Favrille, Inc.
Former Name if Applicable

2934½ Beverly Glen Circle, Suite 702
Address of Principal Executive Office *(Street and Number)*

Los Angeles, CA 90077
City, State and Zip Code

PART II
RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or

subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)   The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As discussed in our previous filings with the Commission on Form 8-K and in our quarterly reports on Form 10-Q, based on results obtained in May 2008 from our Phase 3 registration trial for our lead product candidate, Specifid, we immediately discontinued development of Specifid and our other programs, in connection therewith, from June 6 through September 19, 2008, we had major workforce reductions, and in August 2008, we sold our equipment and other personal property in for net proceeds of $3.2 million. These changes resulted in our company becoming a "shell company." In November 2008, we entered into an Agreement and Plan of Merger and Reorganization with Monta Merger Sub, Inc., our wholly-owned merger subsidiary, and MyMedicalRecords, Inc. (formerly mymedicalrecords.com, Inc.) ("MMR"), which business combination closed on January 27, 2009. We refer to this business combination as the "Merger." Upon completion of the Merger, MMR became our wholly-owned subsidiary, our business operations became those of MMR, we ceased being a "shell company." We also changed our independent public accountants following the Merger.

The Merger was accounted for as a reverse acquisition and, as a result, our company's (the legal acquirer) consolidated financial statements will now, in substance, be those of MMR (the accounting acquirer), with the assets and liabilities, and revenues and expenses, of our company being included effective from the date of the closing of the Merger. However, because the Merger was not completed until January 27, 2009, after the end of our most recent fiscal year on December 31, 2008, we are required to include in our annual report on Form 10-K for the year ended December 31, 2008, the audited financial statements of our company, the legal acquirer, as of December 31, 2008 (*e.g.*, prior to the closing of the Merger). Because of the Merger, including the change in control of our company and change in our independent public accountants, we were not able to complete the audit of the financial statements of our company as of December 31, 2008 with sufficient time to permit timely filing of our annual report on Form 10-K.

Further, because we are required to include audited financial statements for both 2008 and 2007 in our annual report on Form 10-K, we need to obtain the consent of our former independent public accountants prior to the inclusion of our 2007 audited consolidated financial statements in our annual report on Form 10-K. Because of the foregoing factors, we were also not able to obtain consent of our former independent public accountants with sufficient time to permit timely filing of our annual report on Form 10-K.

We plan to file our annual report on Form 10-K for the year ended December 31, 2008 by April 15, 2009.

PART IV
OTHER INFORMATION

(1)   Name and telephone number of person to contact in regard to this notification

Robert H. Lorsch	(310)	476-7002
(Name)	(Area Code)	(Telephone Number)

(2)   Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

Yes ☒ No ☐

(3)   Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☒ No ☐

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As described in our quarterly reports on Forms 10-Q for the last two fiscal quarters of the year ended December 31, 2008, because of the reasons set forth in Part III above related to our discontinuation of development of Specifid and our other programs and our workforce reduction, we experienced a significant decrease in our operating expenses as compared to the corresponding fiscal quarters for the prior year. In addition, we recorded a non-cash charge for the impairment of long-lived assets of $28.5 million to write-down the carrying value of the Specifid asset group to its estimated fair value of $2.5 million, which asset group was sold in August 2008 for $3.2 million, resulting in a gain on the sale of the long-lived assets of approximately $700,000.   We also, recorded a $12.6 million gain on termination of our lease. For these reasons, our results of operations for the year ended December 31, 2008 will be significantly different from those reported in 2007.

MMR Information Systems, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date March 31, 2009   By /s/ Robert H. Lorsch
                                                                          Chairman, Chief Executive Officer and President